Exhibit 99.7

Chiesi Farmaceutici S.p.A. to Acquire Amryt Pharma Plc

- Transaction expands Chiesi’s rare disease medicine portfolio

- All cash acquisition at US$14.50 per ADS, plus Contingent Value Rights of up to an additional US$2.50 per ADS based on certain Filsuvez® milestones being achieved

- Total Transaction value of up to US$1.48 Billion with upfront consideration representing a 107% premium to Amryt ADS’ closing price on January 6, 2023

- Transaction unanimously approved and recommended by the Boards of both Chiesi and Amryt

- Transaction supported by voting agreements from leading Amryt shareholders and directors

- Transaction expected to close in the first half of 2023

Parma Italy, Boston MA and Dublin, Ireland, January 8, 2023 Chiesi Farmaceutici S.p.A. (“Chiesi”), an international, research-focused biopharmaceuticals and healthcare group, and Amryt Pharma Plc (“Amryt”) (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing, and commercializing novel treatments for rare diseases, announced today that the companies have entered into a definitive agreement under which Chiesi will acquire Amryt (the “Transaction”). The Transaction was unanimously approved by both Chiesi and Amryt Boards of Directors and is anticipated to close by the end of the first half of 2023, subject to the satisfaction of all closing conditions.

Under the terms of the Transaction, Chiesi will purchase all outstanding shares of Amryt for a purchase price per American Depositary Share (“ADS”) of Amryt, which each represent 5 Amryt ordinary shares, of US$14.50 (or US$2.90 per ordinary share) in cash, plus Contingent Value Rights (“CVRs”) of up to US$2.50 per ADS (or up to US$0.50 per ordinary share) payable if certain milestones related to Amryt’s product Filsuvez® are achieved. The total Transaction value implied by the Transaction at close is approximately US$1.25 billion in upfront consideration, representing a 107% premium based on Amryt ADS’ closing price of US$7.00 on January 6, 2023, plus CVRs representing an additional approximately US$225 million of potential consideration.

Marco Vecchia, Chief Executive Officer of Chiesi Group, commented: “With this Transaction, we are further expanding our commitment to people living with rare diseases, the majority of which still have no cure or approved treatment. This addition of the Amryt portfolio, as well as their expertise, will help us on our journey to bring medicines to patients, no matter how rare their condition may be. We look forward to working with Amryt towards a successful closing of the Transaction. Amryt has steadily brought innovative products to new markets and, by adding them to the Chiesi portfolio, we hope to make them available to even more patients who may require them.”

Dr. Joe Wiley, Chief Executive Officer of Amryt Pharma, commented: “I am incredibly proud of what Amryt has accomplished for patients, their families, healthcare professionals and shareholders since we established our business in 2015. In less than 8 years, we have built from the ground up, a high growth and globally respected company in the biotechnology industry and the rare disease space. These accomplishments are a testament to the Amryt team’s commitment and passion for patients that are impacted by rare and orphan diseases. Chiesi is aligned with Amryt’s commitment and passion and I believe Chiesi will further maximise the value of Amryt’s current portfolio and pipeline and most importantly, will accelerate our ability to reach more patients in need globally.

The Board evaluated the Transaction through a thoughtful process that included engagement with both strategic and financial parties against Amryt’s standalone prospects and determined that the compelling and certain cash consideration and meaningful upside presented by the CVRs provides superior risk-adjusted value relative to Amryt’s standalone prospects. The Board is unanimous in its belief this Transaction is the optimal path forward and in the best interest of our shareholders.”

Transaction Terms and Closing
•	Recommended acquisition of Amryt by Chiesi in a cash and CVR Transaction where Amryt shareholders will receive:
o	US$14.50 per ADS cash upfront, plus
o
CVRs of up to US $2.50 per ADS are payable if certain milestones related to Amryt’s product Filsuvez® are achieved before December 31, 2024, consisting of US$1.00 per ADS upon FDA approval of Filsuvez® and US$1.50 per ADS upon successful receipt of a Priority Review Voucher from the FDA.

•
The Transaction is endorsed and supported by voting agreements entered into with Amryt’s lead shareholders: funds managed by Athyrium Capital Management LP and Highbridge Capital Management and the Founders
– Dr. Joe Wiley, Rory Nealon and Chairman Ray Stafford.

•
The Transaction, which will be effected by means of a U.K. scheme of arrangement under Part 26 of the UK Companies Act 2006, is subject to the approval of Amryt shareholders, sanction by the High Court of Justice of England and Wales (the “Court”) and other customary closing conditions, including regulatory/antitrust approvals.

•	The Transaction is not subject to any financing condition.
•	Subject to the satisfaction or waiver of the closing conditions, the Transaction is expected to close during the first half of 2023.

Advisors to Chiesi
Centerview Partners LLC is serving as exclusive financial advisor and Dechert LLP is serving as legal advisor to Chiesi.

Advisors to Amryt
Moelis & Company LLC is serving as exclusive financial advisor and Cooley LLP and Gibson Dunn & Crutcher LLP are serving as legal advisors to Amryt.

About Chiesi Group
Chiesi is an international, research-focused biopharmaceuticals group that develops and markets innovative therapeutic solutions in respiratory health, rare diseases, and specialty care. The company’s mission is to improve people’s quality of life and act responsibly towards both the community and the environment.

By changing its legal status to a Benefit Corporation in Italy, the US, and France, Chiesi’s commitment to create shared value for society as a whole is legally binding and central to company-wide decision-making.  Since 2019, Chiesi is the world’s largest biopharmaceutical group to be certified B Corp, meaning that its sustainability efforts are measured and assessed by the most ambitious global standards.  The company aims at becoming net-zero by 2035.

With over 85 years of experience, Chiesi is headquartered in Parma (Italy), operates in 30 countries, and counts more than 6,000 employees. The Group’s research and development centre in Parma works alongside 6 other important R&D hubs in France, the US, Canada, China, the UK, and Sweden.  For further information please visit www.chiesi.com.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement contains forward-looking statements regarding Amryt and Chiesi, including, but not limited to, statements related to the proposed acquisition of Amryt and the anticipated timing, results and benefits thereof, including the potential for Chiesi to accelerate its growth rare disease medicine portfolio and for the acquisition to provide long-term growth opportunities to create shareholder value; Chiesi’s expected financing of the acquisition; the treatment of Amryt’s existing convertible notes in the acquisition; and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as the words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond Chiesi’s or Amryt’s control.

Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Chiesi’s and Amryt’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the Court and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive Transaction agreement relating to the proposed acquisition; risks related to diverting the attention of Chiesi’s and Amryt’s management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Transaction, including resulting expense or delay; the risk that Amryt’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Chiesi’s ability to fund the cash consideration for the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; Amryt’s dependence on the achievement of certain milestones related to the commercialization of Filsuvez®; pharmaceutical product development and the uncertainty of clinical success; the regulatory approval process, including the risks that Amryt may be unable to submit anticipated regulatory filings on the timeframe anticipated, or at all, or that Amryt may be unable to obtain regulatory approvals of any of its product candidates for additional indications in a timely manner or at all; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Amryt’s ADSs or ordinary shares; the risk that the conditions to payment under the contingent value rights will be not be met and that the contingent value rights may otherwise never deliver any value to Amryt shareholders; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Chiesi and Amryt, including with respect to Amryt, those described from time to time under the caption “Risk Factors” and elsewhere in Amryt’s Securities and Exchange Commission (“SEC”) filings and reports, including Amryt’s Annual Report on Form 20-F for the year ended December 31, 2021 and any filings on Form 6-K which Amryt has filed or may file in the future. Moreover, other risks and uncertainties of which Chiesi and Amryt are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance.

The forward-looking statements made in this announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Chiesi or Amryt on their respective websites or otherwise. Neither Chiesi nor Amryt undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

Important Additional Information and Where to Find It
The proposed Transaction will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme”) which will require Amryt shareholder approval and the publication of a Scheme Circular. Amryt intends to furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mail or otherwise provide to its shareholders the Scheme Circular. This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Amryt with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation
This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Chiesi Contacts
Carla Arrieta Martinez, Head of Global External Communications & Media Relations, +39 340 8879754, c.arrieta@chiesi.com
Chiara Travagin, Rare Communications Manager, +39 348 8818985, c.travagin@chiesi.com
Alessio Pappagallo, Press Office Manager, +39 339 5897483, a.pappagallo@chiesi.com
Jenna Urban, Chiesi Global Rare Diseases Media Contact, Berry & Company Public Relations, +1 212 253 8881, jurban@berrypr.com

Amryt Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com